                                  NEWS RELEASE


                Marisa Christina Reports Second Quarter Results

     NEW YORK, Aug. 12 / PRNewswire / -- Marisa Christina, Incorporated (Nasdaq:
MRSA) today reported results for its second quarter and first half ended June 30, 1998. The second quarter 1998 results are in line with expectations.

     Net sales were $13.3 million compared with $19.6 million in the second quarter of 1997. The net loss for the 1998 second quarter was $1.6 million, or $0.19 per diluted share, compared with net income of $474,230, or $0.06 per diluted share, in the year ago quarter.

     For the first six months of 1998, net sales were $33.3 million compared with $45.2 million in the 1997 first half. The net loss was $2.4 million, or $0.29 per diluted share, compared with net income of $965,000, or $0.12 per diluted share, in the same period of 1997.

     Michael Lerner, Chairman and Chief Executive Officer, commented: "We finished the first half of the year where we expected. The reception to our products at both retail and wholesale is improving, as we continue to strengthen the price-value relationship. We feel we are on track to reach our sales volume target for full year 1998 of approximately $80 million."

     Marisa Christina, Inc. designs, manufactures, sources and markets a broad line of high quality "better" and "bridge" clothing for women and children. The Marisa Christina label includes sweaters characterized by classic, timeless styling and unique details. Flapdoodles apparel consists of casual children's and infant's sportswear, swimwear, and outerwear featuring vibrant colors, all-natural fabrics and unique patterns. The Adrienne Vittadini line includes women's knit-oriented casual coordinates and licensed products characterized by distinctive and elegant designer styling.

     Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with the success of future advertising and marketing programs, the receipt and timing of future customer orders, price pressures and other competitive factors and a softening of retailer or consumer acceptance of the Company's products leading to a decrease in anticipated revenues and gross profit margins. Those and other risks are described in the Company's filings with the Securities and Exchange Commission (SEC), copies of which are available from the SEC or may be obtained upon request from the Company.

                                     (more)


                           [MORGEN-WALKE LETTERHEAD]



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                MARISA CHRISTINA, INCORPORATED AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF EARNINGS
                            AND COMPREHENSIVE INCOME
                         FOR THREE AND SIX MONTHS ENDED
                             JUNE 30, 1998 AND 1997
                                  (UNAUDITED)

                    (In thousands, except per share amounts)



                                              Three Months Ended         Six Months Ended
                                                   June 30,                  June 30,
                                              1998          1997         1998        1997

Net Sales                                    $13,280     $19,600        $33,300     $45,170

Cost of goods sold                            10,143      13,601         24,415      31,121

Gross profit                                   3,137       5,999          8,885      14,049

Selling, general and
 administrative expenses                       5,734       5,889         12,791      13,787

Operating earnings
 (loss)                                       (2,597)        110         (3,906)        262

Other income, net                                558         760            876       1,498

Interest expense, net                           (157)        (87)          (320)       (165)

Earnings (loss) before
 income tax expense
 (benefit)                                    (2,196)        783         (3,350)      1,595

Income tax expense
 (benefit)                                      (630)        309           (962)        630

Net earnings (loss)                          $(1,566)       $474        $(2,388)       $965

Net earnings (loss)
 Per share:
 Basic                                        $(0.19)      $0.06         $(0.29)      $0.12
 Diluted                                      $(0.19)      $0.06         $(0.29)      $0.12
Weighted average
 shares outstanding                            8,160       8,385          8,161       8,385


SOURCE   Marisa Christina, Incorporated
    -0-                              08/12/98

     /CONTACT: Michael Lerner, Chairman and Chief Executive Officer, or
Melvin Hecht, Chief Financial Officer, 212-221-5770, of Marisa Christina;
June Filingeri or Eric Boyriven of Morgen-Walke Associates, 212-850-5600, for Marisa Christina/
  (MRSA)


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